SECU 19007896

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2019
Washington DC
416

SEC FILE NUMBER
8-19082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carty & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6263 Poplar Avenue, Suite 800
(No. and Street)

Memphis	TN	38119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John C. Dallosta, Jr. 901-767-8940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis LLC
(Name – *if individual, state last, first, middle name*)

200 East Broad Street	Greenville	SC	29601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John C. Dallosta, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carty &Company, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SONJA D. CHEESEMAN
STATE OF TENNESSEE NOTARY PUBLIC
COUNTY OF SHELBY
MY COMM EXP. 05-01-2021

Signature

EXECUTIVE VICE-PRESIDENT

Title

Sonja D Cheeseman

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carty & Company, Inc.

FINANCIAL REPORT

December 31, 2018

CONTENTS

	Page
Financial Statements	
Statement of Financial Condition	3
Statement of Loss	4
Statement of Changes in Stockholder's Equity	5
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	6
Statement of Cash Flows	7
Notes to Financial Statements	8
Supplementary Information	
Schedule I - Computation of Net Capital under Rule 15c3-1	19

elliott davis

Report of Independent Registered Public Accounting Firm

To the Stockholder
Carty & Company, Inc.
Memphis, Tennessee

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Carty & Company, Inc. (the "Company") as of December 31, 2018, and the related statements of loss, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, "the financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I – Computation of Net Capital Under Rule 15c3-1 (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elliott Davis, LLC

We have served as the Company's auditor since 2016.

Franklin, Tennessee
February 28, 2019

Carty & Company, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash	$ 750,630
Receivables:	
Broker-dealers and clearing organizations	6,380,354
Officers, directors and employees	484,234
Other receivables	4,549
Securities owned, at fair value	3,600,985
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $655,730	479,801
Deferred income taxes	55,787
Other assets	182,600
TOTAL ASSETS	$11,938,940

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued liabilities	$ 506,192
Payable to affiliate	509,762
	1,015,954
COMMITMENTS AND CONTINGENT LIABILITIES (NOTES H AND J)	
STOCKHOLDER'S EQUITY	
Common stock, no par value; authorized 25,000 shares; issued 10,500 shares; outstanding 3,833 1/3 shares	2,208,790
Retained earnings	8,795,214
	11,004,004
Less cost of 6,666 2/3 shares of treasury stock	81,018
	10,922,986
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$11,938,940

The accompanying notes are an integral part of these financial statements.

Carty & Company, Inc.
STATEMENT OF LOSS
For the Year Ended December 31, 2018

REVENUE:	
Trading securities	$6,648,737
Commissions	72,752
Interest income	232,094
Other	(3,664)
	6,949,919
EXPENSES:	
Commissions	3,452,306
Employee compensation	1,845,575
Clearance to non-brokers	179,939
Occupancy	552,981
Communications	110,405
Interest	11,175
Regulatory expenses	137,018
Other general, administrative and operating expenses	1,218,665
	7,508,064
LOSS BEFORE INCOME TAXES	(558,145)
INCOME TAX EXPENSE (BENEFIT):	
Current	-
Deferred	(112,851)
	(112,851)
NET LOSS	$ (445,294)

The accompanying notes are an integral part of these financial statements.

Carty & Company, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2018

	Common Stock	Retained Earnings	Treasury Stock	Total
Balance at January 1, 2018	$2,208,790	$9,240,508	$(81,018)	$11,368,280
Net loss	-	(445,294)	-	(445,294)
Balance at December 31, 2018	$2,208,790	$8,795,214	$(81,018)	$10,922,986

The accompanying notes are an integral part of these financial statements.

Carty & Company, Inc.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2018

Subordinated borrowings at January 1, 2018	$ -
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2018	$ -

The accompanying notes are an integral part of these financial statements.

Carty & Company, Inc.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (445,294)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	176,519
Deferred tax benefit	(112,851)
(Increase) decrease in operating assets:	
Net receivable from broker-dealers and clearing organization	801,533
Securities owned	(213,018)
Net receivable from officers, directors and employees	(21,303)
Other assets	(37,643)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued liabilities	(88,025)
Payable to affiliate	40,109
NET CASH PROVIDED BY OPERATING ACTIVITIES	100,027
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture, equipment and leasehold improvements	(101,462)
NET CASH USED IN INVESTING ACTIVITIES	(101,462)
DECREASE IN CASH	(1,435)
CASH AT BEGINNING OF YEAR	752,065
CASH AT END OF YEAR	$ 750,630
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:	
Cash paid during the year for:	
Interest	$ 11,175
Income taxes	$ 25,500

The accompanying notes are an integral part of these financial statements.

NOTE A - OPERATIONS AND ORGANIZATION

Carty & Company, Inc. is a securities broker-dealer operating under provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Carty Financial Corporation.

The Company operates primarily as a principal in transactions for the purchase and sale of various types of debt securities which include obligations of the United States Government, federal government agencies, various state and local governments, and corporate debt. The Company also acts as agent for customers in acquiring certificates of deposits, equity securities, mutual funds and private placement of mortgage loans.

The Company's securities transactions are made primarily with individuals, financial institutions, credit unions, private organizations and other broker-dealers.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company has contracted with Pershing, LLC to act in the capacity of its clearing broker and all customer funds and securities are safe kept with that institution in accordance with the Securities and Exchange Commission regulations. The customer's funds and securities are protected to limits provided by the Securities Investor Protection Corporation (SIPC) with additional protection provided by a third party to cover the entire account net equity up to an aggregate of $100 million.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recording Security Transactions

Purchases and sales of securities and related commission revenues and expenses are recorded on a settlement date basis, generally the second business day following the trade date. If materially different, transactions are adjusted to a trade date basis.

Collateral

The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or pledge the assets.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Securities Owned and Securities Sold, But Not Yet Purchased

Marketable securities, consisting of stocks, corporate bonds, state, municipal and United States and agencies obligations, and securities sold but not yet purchased, are trading securities and valued at market value. Securities not readily marketable are stated at their estimated value. Rules and regulations of the Securities and Exchange Commission require valuation of broker-dealer owned securities to be valued at market. Unrealized gains and losses have been included in income.

Accounting for Bad Debts

The Company uses the direct write-off method of accounting for bad debts from broker-dealers and clearing organizations and the allowance method for amounts owed by officers, directors, and employees. The balance of $484,234 owed by officers, directors and employees is net of a reserve allowance of $110,000.

Property and Equipment

Property and equipment are stated at cost.

Depreciation expense is determined by the straight-line method over the estimated useful lives of the assets, which range from three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life or the term of the lease.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company expenses all advertising costs, including direct response advertising costs, as they are incurred. Total advertising costs for the year ended December 31, 2018 were $49,112.

Income Taxes

On December 22, 2017, the Tax Cuts and Jobs Act (the "Tax Reform Act") was enacted, which significantly revised the U.S. corporate income tax system by, among other things, permanently reducing the federal statutory tax rate from 35% to 21% effective January 1, 2018. In the fourth quarter of 2018, we finalized our 2017 U.S. corporate income tax return and revised provisional adjustments made to our net deferred tax asset. The Company now considers its accounting for the income tax effect of the Tax Reform Act to be complete.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes - Continued

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate return; and the amount of current tax expense or benefit calculated is either remitted to or received from the Parent. The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Allocated Expenses from Parent Company

The Parent incurs the costs of salaries, commissions and related expenses and allocates such costs to the operations of the Company. The Parent charges the Company a management fee to cover salary processing costs.

Recently Issued Standards

In May 2014, the Financial Accounting Standards Board ("FASB") issued guidance to change the recognition of revenue from contracts with customers. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. The guidance became effective for the Company as of January 1, 2019.

The Company's revenue is comprised primarily of principal transactions for the purchase and sale of various types of debt securities which include obligations of the United States Government, federal government agencies, various state and local governments, and corporate debt. The Company also acts as agent for customers in acquiring certificates of deposits, equity securities, mutual funds and private placements of mortgage loans.

The Company has performed an assessment of its contracts related to revenue streams that are within the scope of the standard. As such, the Company's accounting policies have not changes materially since the principles of revenue recognition from the guidance are largely consistent with prior guidance and current practices applied by the Company. Furthermore, significant revenue has not been recognized in the current reporting period that resulted from performance obligations satisfied in previous periods.

In February 2016, FASB amended the Leases topic of the Accounting Standards Codification to revise certain aspects of recognition, measurement, presentation, and disclosure of leasing transactions. The amendments will be effective for fiscal years beginning after December 15, 2018. We expect to adopt the guidance using a modified retrospective method and practical expedients for transition. The practical expedients allow us to largely account for our existing leases consistent with current guidance except for the incremental statement of financial condition recognition for lessees. The Company expects the right-of use assets and the lease liabilities recorded on the statement of financial condition will, at a minimum, be $3,292,421, based on future minimum lease payments required under current lease agreements. The Company does not expect a material effect from implementation of the new standard on its net capital, results of operations, and cash flows.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

In August 2018, FASB issued ASU 2018-13, *Fair Value Measurement* (Topic 820): *Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurements*, which eliminates certain disclosure requirements for fair value measurements, requires entities to disclose new information, and modifies existing disclosure requirements. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. Upon adoption of this ASU, disclosure changes will be reflected in our financial statements and related disclosures.

Events Occurring After Report Date

The Company has evaluated events and transactions for possible recognition or disclosure in the financial statements or disclosure in the financial statements through the date financial statements are available to be issued. There are no subsequent events requiring disclosure.

NOTE C - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Following is a description of the valuation methodologies used for the assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018.

U. S. government securities: Valued at the closing price reported in the active market in which the individual securities are traded.

NOTE C - FAIR VALUE MEASUREMENT - CONTINUED

Municipal securities: Certain municipal securities are valued at the closing price reported in the active market in which the security is traded. Other municipal securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings, maturity dates, and other factors related to the security.

Corporate bonds: Certain corporate bonds are valued at the closing price reported in the active market in which the bond is traded. Other corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings.

Common stocks: Certain common stocks are valued at the closing price reported in the active market in which the individual securities are traded. Investments in certain restricted common stocks are valued at the quoted market price of the issuer's unrestricted common stock less an appropriate discount. If a quoted market price for unrestricted common stock of the issuer is not available, restricted common stocks are valued at a multiple of current earnings less an appropriate discount. The multiple chosen is consistent with multiples of similar companies based on current market prices.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018.

	Fair Value Measurements on a Recurring Basis As of December 31, 2018			
	Level 1	**Level 2**	**Level 3**	**Total**
Securities owned:				
Obligations of the U.S. Government	$ 63,192	$ -	$ -	$ 63,192
Obligations of states, counties and municipalities	3,186,688	3,557	-	3,190,245
Corporate obligations	339,419	7,944	-	347,363
Stocks and warrants	185	-	-	185
Total Securities Owned	$3,589,484	$11,501	$ -	$3,600,985

NOTE D - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2018, consist of the following:

	Receivable	Payable
Deposits	$ 100,000	$ -
Due from clearing organization	6,280,354	-
	$6,380,354	$ -

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

NOTE E - INCOME TAX MATTERS

Net deferred tax assets consist of the following components as of December 31, 2018:

Deferred tax assets (liabilities):	
Net operating loss carryforward	$148,373
Property and equipment	(92,586)
Less valuation allowance	-
	$ 55,787

Current and deferred taxes by jurisdiction are as follows:

	Current	Deferred	Total
Federal	$ -	$(115,190)	$(115,190)
State and local	-	2,339	2,339
	$ -	$(112,851)	$(112,851)

NOTE E - INCOME TAX MATTERS - CONTINUED

The income tax provision differs from the amount of income tax expense determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the year ended December 31, 2018 due to the following:

Computed "expected" tax expense (benefit)	$(117,210)
Increase (decrease) in income tax expense resulting from:	
Nondeductible expenses	1,490
Nontaxable income (tax-exempt bonds)	(18,796)
Other adjustments, net	21,665
	$(112,851)

The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. No interest or penalties were recognized in 2018.

The Parent and the Company believe they are no longer subject to federal or state tax examinations by taxing authorities for years before 2015.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. No valuation allowance was established as of December 31, 2018, as full realization of the future deductions is anticipated.

As of December 31, 2018 the Company had net operating loss carry forwards of approximately $148,000 that can be deducted against future taxable income. These tax carryforward amounts begin to expire in 2023.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under the applicable rules, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $9,497,830, which was $9,247,830 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .11 to 1.

NOTE G - 401(k) PROFIT SHARING PLAN

The Company's employees are included in Carty & Company's qualified 401(k) profit sharing plan. The Company's contribution to the plan is determined by the Board of Directors and is discretionary. The Company contributed $56,291 to the profit sharing plan for the year ended December 31, 2018.

NOTE H - COMMITMENTS AND CONTINGENCIES

The Company is obligated for monthly lease payments on its general office until September 30, 2027. The lease requires annual rental payments as follows:

Year Ending December 31:	Amount
2019	$ 358,127
2020	362,824
2021	367,521
2022	372,217
2023	376,914
Thereafter	1,454,818
Total	$3,292,421

During the year, the Company incurred building lease expense of $372,861.

The Company, in the normal course of its business, has matters involving regulations and procedures reviewed by FINRA, the SEC and other regulatory bodies. As of December 31, 2018, no items of material significance were outstanding as a result of such reviews.

NOTE I - GUARANTEES

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-

NOTE I - GUARANTEES - CONTINUED

Indemnifications - Continued

party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE J - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company may be exposed to risks in the execution of securities transactions. These transactions involve elements of risk as to credit extended, market fluctuations, and interest rate changes.

The Company's securities transactions clear primarily on a delivery versus payment basis. In transactions with repurchase agreements, margin may be required if market conditions are such as to indicate excessive elements of risk in these transactions. The execution of substantially all purchases and sales of securities requires the performance of another party to fulfill the transactions. In the event that a counter-party to the transaction fails to satisfy its obligation, the Company may be required to purchase or sell the security at the prevailing market price, which may have an adverse effect.

The nature of the securities industry is such that large cash balances are maintained in various financial institutions. These balances may exceed the limits of coverage guaranteed by the Federal Deposit Insurance Corporation.

NOTE J - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND CONCENTRATION OF CREDIT RISK - CONTINUED

The Company, as a securities broker-dealer, is engaged in various securities trading activities with a variety of customers including individuals, financial institutions, credit unions, insurance companies, pension plans, and other broker-dealers. The Company's exposure to credit risk associated with the non-performance of these counter-parties could be impacted by changing market conditions which would impair the counter-parties ability to satisfy their obligations to the Company.

NOTE K - RELATED PARTY TRANSACTIONS

Carty & Company, Inc. is a wholly-owned subsidiary of Carty Financial Corporation. During the year, Carty Financial Corporation allocated $5,297,880 in direct wage costs and payroll taxes to the Company.

NOTE L - ANNUAL REPORT OF FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

NOTE M - COLLATERAL

Amounts that the Company has pledged as collateral for, which are not reclassified and reported separately, at December 31, 2018, consisted of the following:

Financial Statement Classification	Carrying Amount
Securities owned- at fair value	$3,600,985

SUPPLEMENTARY INFORMATION

Carty & Company, Inc.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2018

SCHEDULE I

Net capital:		
Total stockholder's equity		$10,922,986
Deductions and/or charges:		
Nonallowable assets:		
Unsecured receivables - other	$484,234	
Furniture, equipment and leasehold improvements, net	479,801	
Other assets	207,441	1,171,476
Net capital before haircuts on securities positions		9,751,510
Haircuts on securities:		
Exempt securities	215,890	
Debt securities	37,762	
Other securities	28	253,680
NET CAPITAL		$ 9,497,830
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued liabilities, payable to affiliate		$ 992,479
AGGREGATE INDEBTEDNESS		$ 992,479
Computation of basic net capital requirement:		
Minimum net capital required		$ 250,000
Excess net capital		$ 9,247,830
Excess net capital at 1000%		$ 9,197,830
Ratio of aggregate indebtedness to net capital		.11 to 1

There are no material differences between the Company's computation of net capital under Rule 15c3-1 included in Part II of Form X-17A-5 as of December 31, 2018 and the computation above; therefore, no reconciliation of the computation of net capital under Rule 15c3-1 is included.

elliott davis

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Stockholder
Carty & Company, Inc.
Memphis, Tennessee

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* Carty & Company, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 based on section (k)(2)(ii) (the "exemption provisions") and *(b)* the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

Elliott Davis, LLC

Franklin, Tennessee
February 28, 2019

Carty & Company, Inc.'s Exemption Report

Carty & Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R.§ 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most of recent fiscal year without exception.

____

Carty & Company, Inc.

I, John Dallosta, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

CFO

elliott davis

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Stockholder
Carty & Company, Inc.
Memphis, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Carty & Company, Inc. (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2018, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

a. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger, noting no differences.
b. Compared the Total Revenue amounts reported on the annual audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2018, as applicable, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences.
c. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
d. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis, LLC

Franklin, Tennessee
February 28, 2019